OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden hours per response … 6.00

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

FOR THE MONTH OF: **FEBRUARY 2003**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

**#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6**
_____
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   **No X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-_____**

[INSERT DISCLOSURE INFORMATION]

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

<u>**MATERIAL CHANGE REPORT**</u>

Item 1. **Reporting Issuer**

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. **Date of Material Change**

January 15, 2003

Item 3. **Press Release**

January 23, 2003

Item 4. **Summary of Material Change**

Appointment of new director, Art Cowie

Item 5. **Full Description of Material Change**

VANCOUVER, BC CANADA: JANUARY 23, 2003 ~ Sungold Entertainment Corp. (OTCBB: SGGNF, Frankfurt: WKN 608164) Sungold Entertainment Corp. (SGGNF: BB) announces the appointment of Art Cowie to its Board of Directors. Mr. Cowie has been a career Community Planner as well as a distinguished architect, government affairs consultant and has an extensive public service record including member of the BC Legislature, Alderman for the City of Vancouver, Chairman of the Pacific National Exhibition, Chairman of Vancouver Board of Parks and Recreation, member of BC and Canadian Institutes of Planning, past President of The BC Society of Landscape Architects and a Fellow of The BC Society of Landscape Architects. Art is the designer for the proposed Sungold Hastings Park one-mile racecourse retrofit. Art brings an extensive understanding of community planning, landscape architecture and civic politics that make Art uniquely qualified to assist the Sungold/Horsepower team at this time of rapid Horsepower World Pool expansion at racetracks. Mr. Cowie replaces Michael Bennett on the Board of Directors.

Mr. Cowie has been granted 136,000 incentive stock options in Sungold Entertainment Corp. exercisable at $0.11 USD per share for five years.

Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") is a wholly owned subsidiary of Sungold Entertainment Corp. trading as SGGNF (OTCBB). www.horsepowerworldpool.com is a real time, pari-mutuel world jackpot pool designed primarily for racetracks of all breeds. Horsepower World Pool is based on a completely random, equal chance, virtual horserace, run online every 90 seconds. Horsepower World Pool has been tested to international lottery standards. The "HBN" corporate mission is to establish www.horsepowerworldpool.com as the leading jackpot pool worldwide.

For more information or to be updated on future corporate news, please contact:
Investor Relations
Sungold Entertainment Corp.
888 669 9580
email: investor_relations@sungoldent.com

This news release contains forward-looking statements. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6.   **Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act**

Not applicable.

Item 7.   **Omitted Information**

None.

Item 8.   **Senior Officer**

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

February 28, 2003	*/s/ANNE KENNEDY*
Date	(signature)
	Anne Kennedy
	Name of Signatory
	Director / Secretary
	Position
	Vancouver, BC
	Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.

Date: February 28, 2003

By*:

/s/ ANNE KENNEDY
Anne Kennedy
Director, Corporate Secretary

*Print name and title under the signature of the signing officer